May 27, 2014

Re:	Brixmor Property Group Inc.
Registration Statement on Form S-11

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Brixmor Property Group Inc., a Maryland corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-11 relating to the proposed offering of common stock of Brixmor Property Group Inc. by certain selling stockholders.

The filing fee in the amount of $82,540.00 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank of St. Louis, Missouri on May 23, 2014.

Please do not hesitate to contact me at (212) 455-3986 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie